UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75429 / July 13, 2015

Admin. Proc. File No. 3-16428

In the Matter of

GLOBAL LEADERSHIP INSTITUTE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Global Leadership Institute, Inc., and the
Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Global Leadership Institute, Inc.[2] The order
contained in that decision is hereby declared effective. The initial decision ordered that, pursuant
to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered
securities of Global Leadership Institute, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Global Leadership Inst., Inc.*, Initial Decision Release No. 804 (May 29, 2015), 111 SEC
Docket 12, 2015 WL 3439137. The stock symbol and Central Index Key number for Global
Leadership Institute, Inc., are CEHC and 0001061169.

INITIAL DECISION RELEASE NO. 804
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16428

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	INITIAL DECISION MAKING
	:	FINDINGS AND REVOKING
GLOBAL LEADERSHIP INSTITUTE, INC.	:	REGISTRATION BY DEFAULT
	:	May 29, 2015

APPEARANCE: Russell Koonin for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Global Leadership Institute, Inc. (Respondent). The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on March 11, 2015, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act.

Respondent was served with the OIP on March 16, 2015, by USPS Certified Mail, through attempted delivery at 215 Dino Drive, Ann Arbor, MI 48103, "the most recent address shown on [its] most recent filing with the Commission." *See* 17 C.F.R. § 201.141(a)(2)(ii). Respondent's Answer was due within ten days of service of the OIP on it. *See* OIP at 2; 17 C.F.R. § 201.220(b). Respondent failed to answer or otherwise to defend the proceeding within the time provided and, on April 1, 2015, the undersigned issued an Initial Decision (ID) revoking the registration of its securities by default. *Global Leadership Inst., Inc.*, Initial Decision Release No. 762, 2015 SEC LEXIS 1188 (A.L.J. Apr. 1, 2015). Thereafter, Respondent filed a motion to vacate the ID, and the Commission vacated the ID and remanded the matter for further proceedings, stating that Respondent should be afforded an opportunity to file an Answer to the OIP. *Global Leadership Inst., Inc.*, Exchange Act Release No. 74893, 2015 SEC LEXIS 1866 (May 6, 2015). Accordingly, the undersigned set May 22, 2015, as the due date for the Answer and warned that if Respondent failed to file an Answer within the time provided, it would be deemed to be in default, and the

undersigned would enter an order revoking the registration of its securities. *Global Leadership Inst., Inc*., Admin. Proc. Rulings Release No. 2644, 2015 SEC LEXIS 1753 (A.L.J. May 7, 2015). However, Respondent did not file an Answer.

In light of the above, Respondent has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). *See* OIP at 2; 17 C.F.R. § 201.220(b). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true as to it. *See* OIP at 2-3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Global Leadership Institute, Inc. (CIK No. 0001061169),[1] is a Delaware corporation located in Ann Arbor, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013. As of March 9, 2015, the company's common stock was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of GLOBAL LEADERSHIP INSTITUTE, INC., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[2]

_____
Carol Fox Foelak
Administrative Law Judge

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[2] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014); *Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013).